Exhibit 99.1

BIOVAIL CORPORATION

ANNUAL MEETING OF SHAREHOLDERS

JUNE 25, 2008

Report of Voting Results

National Instrument 51-102 - Continuous Disclosure Obligations

Section 11.3

Resolution #1:

On a vote by ballot, the shareholders approved the election of the Management slate of director nominees to hold office until the close of the next annual meeting or until their successors are elected, as follows:

MANAGEMENT SLATE OF DIRECTOR NOMINEES		NUMBER OF VOTES CAST	PERCENTAGE OF VOTES CAST

Dr. Douglas J.P. Squires, Mr. Serge Gouin, Mr. David H. Laidley, Mr. J. Spencer Lanthier, Mr. Mark Parrish, Dr. Laurence E. Paul, Mr. Robert N. Power, Mr. Lloyd M. Segal, Mr. Michael R. Van Every and Mr. William M. Wells.

	VOTES IN FAVOUR	55,378,616	97.64%

	VOTES WITHHELD	1,339,397	2.36%

	TOTAL VOTES	56,718,013	100.00%

Resolution #2:

On a show of hands, the Chairman declared that the shareholders approved the re-appointment of Ernst & Young LLP as auditors to hold office until the close of the next annual meeting and the authorization of the Board of Directors of Biovail Corporation to fix the remuneration of the auditors.